Economic Outlook

2026–2027

New Nouveau Brunswick

2026–2027 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada
Finance and Treasury Board

Tuesday, March 17, 2026

Cover:
Executive Council Office, Corporate Communications (# 25-02499)

Translation:
Translation Bureau, Service New Brunswick

Printing and binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-4245-3 (Bilingual print edition)
ISBN 978-1-4605-4246-0 (PDF: English edition)

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including February 27, 2026.

Global Economy

- The International Monetary Fund (IMF) estimates global growth at 3.3% for 2025, unchanged from the prior year. Growth is anticipated to remain steady at this level in 2026. Economic activity is expected to be driven by strong investment in AI, particularly in Asia and North America. It is also supported by fiscal and monetary measures, and favourable financial conditions, but tempered by ongoing trade and geopolitical tensions.

- World trade volume growth is projected to slow from 4.1% in 2025 to 2.6% in 2026, before rising to 3.1% in 2027. These movements largely reflect ongoing adjustments in trade flows in response to new policy measures.

World trade volume


Oct 2025 estimate
Jan 2026 estimate
Annual % change
0
1
2
3
4
5
6
3.6
4.1
2.3
2.6
3.1
3.1
2025
2026
2027

Source: International Monetary Fund, World Economic Outlook Database

- Growth in emerging market and developing economies is projected to moderate from 4.4% in 2025 to 4.2% in 2026, while activity in advanced economies is expected to grow by 1.8%, a slight increase from 1.7% in 2025.


Real GDP, International
Annual % change
2025
2026
3.3 3.3
1.7 1.8
2.1 2.4
1.4 1.3
4.4 4.2
5.0 4.5
7.3 6.4
World
Advanced economies
U.S.
Euro area
Emerging economies
China
India
Source: International Monetary Fund

- In the United States, the IMF expects economic growth to reach 2.4% in 2026, supported by fiscal stimulus and a lower policy rate. The impact of trade barriers is also projected to diminish gradually over the forecast horizon. Technology-driven momentum is expected to cool off but should continue to partially offset the effects of lower immigration and softening consumption.
- The U.S. labour market has softened despite overall economic activity remaining strong. Both employment gains and wage growth have decelerated since mid-2025, reflecting a simultaneous easing in labour demand and labour supply. Employment growth is projected to slow to 0.3% in 2026, accompanied by a rising unemployment rate.
- U.S. housing starts declined for the fifth consecutive year in 2025, down 0.6% from 2024. New housing construction activity is anticipated to increase by 0.4% in 2026.
- Economic activity in the euro area is estimated to have increased to 1.4% in 2025 and is projected to expand by 1.3% in 2026. Growth prospects in the region are driven mainly by increased public spending, tamed by lasting impacts of the Russia-Ukraine war as well as the real appreciation of the euro relative to currencies of other export competitors.

- China's growth is projected to ease from 5.0% in 2025 to 4.5% in 2026, reflecting reduced manufacturing subsidies, continued real estate sector stress, and tariff-related distortions from the U.S. trade dispute. India's growth forecast for 2025 is 7.3%, easing to 6.4% in 2026.

- Risks to the global outlook remain skewed to the downside. The resilience observed to date has been concentrated in a limited number of sectors, particularly those that are AI- and technology-related, and has generally relied on continued monetary and fiscal support. Growth could be undermined by weakness in these sectors, or by broader shocks resulting from financial market instability, global trade pressures and fiscal sustainability issues.

Canadian Economy

- U.S. tariffs have negatively impacted the national economy by weakening demand for Canadian exports. As a result, elevated uncertainty has prompted both exporting and non-exporting businesses to postpone investment and expansion plans, constraining the economy's ability to grow. According to the Bank of Canada's latest Economic Outlook, real Gross Domestic Product (GDP) growth is expected to slow from 1.7% in 2025 to 1.1% in 2026, before recovering to 1.5% in 2027. This trajectory reflects the gradual absorption of excess supply created by recent U.S. trade restrictions.

- Labour force growth decelerated to 2.0% and outpaced employment gains of 1.4% in 2025, pushing the unemployment rate up to 6.8%. Wages grew by 3.9%.


International merchandise trade, Canada
Trade deficit
Trade surplus
Import
Export
$ Billions
74
72
70
68
66
64
62
60
58
Feb-2024
Apr-2024
Jun-2024
Aug-2024
Oct-2024
Dec-2024
Feb-2025
Apr-2025
Jun-2025
Aug-2025
Oct-2025
Dec-2025
Source: Statistics Canada Table 12-10-0011-01

- Merchandise exports edged down by 0.4% in 2025, while imports rose 2.7%. Trade activity with the United States remained below the previous year's level for most of 2025, accounting for 71.9% of Canada's total exports, the lowest level on record since the comparable data began in 1990.

- The Consumer Price Index (CPI) rose 2.1% on an annual average basis in 2025, down from 2.4% in 2024, marking the smallest annual increase since 2020. Although inflation has continued to ease, price pressures in key categories remain elevated, with food up 3.2% and shelter up 3.0% compared to the previous year. Looking ahead, only small variation in the CPI growth rate is expected, as the Bank of Canada projects inflation to remain close to the 2.0% target through 2026 and 2027. The Bank's policy rate has gone from 3.25% in January 2025 to 2.25% as of January 2026.

- Strong growth in consumption per capita is anticipated to persist in early 2026, aided by recent interest rate cuts and increased equity prices. As these effects begin to diminish, per capita consumption growth should slow, then gradually accelerate in 2027 as real disposable income improves.


Contribution to Real GDP Growth, Canada, 2026
Real GDP
1.1
Consumption
0.7
Business fixed investment
0.1
Inventories
-0.4
Government
0.7
Net exports
-0.2
Housing
0.2
Percentage points
Source: Bank of Canada

- Consumption is estimated to have contributed 1.2 percentage points to GDP growth in 2025, and is projected to ease to 0.7 percentage points in 2026. This moderation reflects subdued population growth.

- Residential investment is projected to grow at a moderate pace. Housing starts are projected to remain elevated, and the sector is anticipated to contribute 0.2 percentage points to GDP growth in 2026.

- Growth in business investment is forecasted to be soft over most of 2026, with a contribution of 0.1 percentage points to average annual GDP growth. This contribution is projected to increase as uncertainty related to U.S. trade policy decreases and export growth strengthens.

- Net exports are expected to present a downward contribution of 0.2 percentage points to GDP growth in 2026. Export growth remains lower as businesses continue adjusting to the new trade environment, while imports are projected to rise over the forecast horizon in line with strengthening domestic demand.


Real GDP, 2026
Annual % change
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Canada 1.3
2.1
1.8
1.7
1.6
1.4
1.4
1.4
1.2
1.1
1.1
Alta.
Sask.
N.L.
P.E.I.
B.C.
Man.
N.S.
N.B.
Que.
Ont.
Source: Average of private sector forecasts

- The average of private sector forecasters puts Canada's real GDP growth at 1.3% for 2026, down from 1.6% the previous year. All provinces are expected to see a modest slowdown in economic activity, with the exception of Quebec, where GDP growth is projected to edge slightly higher.
- Private sector forecasters on average project that Canada's employment will grow by 0.7% and the unemployment rate will slightly decline to 6.7% in 2026.

Growth Rate[1] Comparison from 2024 to 2025			
(as of February 27, 2026)		**N.B.**	**Canada**
Population and Labour	Total Population (July 1st)	1.3	0.9
	Labour force	1.4	2.0
	Employment	1.3	1.4
	Unemployment rate (%)	7.1	6.8
	Participation rate (%)	60.5	65.3
	Wages and salaries	5.7	3.9
Consumers and Housing	Retail trade	4.9	4.0
	Consumer Price Index	1.7	2.1
	Housing starts	23.0	5.6
Business	Manufacturing sales	-6.9	-0.4
	International exports	-8.2	-0.4
	Building permits	20.9	2.2

[1] Per cent change unless otherwise indicated.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation

New Brunswick Economy

- The Department of Finance and Treasury Board estimates that real GDP increased by 1.3% in 2025, compared to the most recent private sector average of 1.5%.

- New Brunswick's economic growth in 2025 was primarily driven by population growth, as well as elevated housing starts and higher employment levels. Additional contributions came from wage growth, household consumption, investment in non-residential building construction, and retail activity. These gains were partially offset by declines in manufacturing sales and exports, which may reflect uncertainty associated with trade disruptions.

- New Brunswick's population reached 869,682 on July 1, 2025, representing an annual increase of 1.3%. This is the first time since 2021 that it was below 2.0%, reflecting a slowdown largely due to lower gains in net non-permanent residents.

- The economy added 5,200 jobs in 2025, bringing total employment to 405,200, an increase of 1.3%. Full-time employment rose by 6,900 positions (+2.0%), more than offsetting a decline of 1,700 part-time jobs (-2.8%). Employment growth has decelerated in the second half of 2025 following several years of strong post-pandemic gains.

Employment, New Brunswick


Persons x 1,000 (Seasonally adjusted)
420
410
400
390
380
370
360
350
Jan-2021
May-2021
Sep-2021
Jan-2022
May-2022
Sep-2022
Jan-2023
May-2023
Sep-2023
Jan-2024
May-2024
Sep-2024
Jan-2025
May-2025
Sep-2025
Jan-2026

Source: Statistics Canada Table 14-10-0287-01

- The unemployment rate edged up by 0.1 percentage points to 7.1%, while the participation rate slipped slightly to 60.5% from 60.6% a year earlier.
- Employment growth and higher average weekly earnings contributed to a 5.7% increase in wages and salaries.
- The increase in wages and salaries supported higher disposable income levels in 2025, further reinforced by growth in the number of Employment Insurance beneficiaries (+1.4%) and Canada Pension Plan beneficiaries (+5.4%). As a consequence of higher disposable incomes and population gains, household spending was also elevated.
- Manufacturing sales in New Brunswick declined by 6.9% in 2025, totaling $22.9 billion. The decrease was driven largely by an 8.2% drop in non-durable goods sales, while durable goods remained flat. Within key industries, wood product manufacturing fell by 3.1%, and seafood product preparation and packaging recorded a 2.4% decline.
- New Brunswick's merchandise exports fell by 8.2% to $16.0 billion in 2025, driven by lower volumes of oil exports and lower oil prices. A sharper 11.2% decline in imports shifted the province's trade surplus from $261.7 million in 2024 to $757.9 million in 2025.

Exports, New Brunswick


$ Billions
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
2023
2024
2025

Source: Statistics Canada Table 12-10-0175-01

- Investment in building construction rose 20.4% in 2025 to $4.8 billion, driven by strong gains in both residential construction, up 21.2% to $3.5 billion, and non-residential construction, up 18.4% to $1.3 billion.
- Inflation eased in 2025, with the CPI rising 1.7% on an annual average basis, down from 2.2% in the previous year. The GST/HST holiday, the removal of the federal fuel charge, and the provincial rebate on household electricity consumption put downward pressure on CPI. Only three of the eight major CPI components recorded inflation above 2.0%: food, and health and personal care, which both increased by 3.1%, and shelter, which rose by 2.9%.
- Retail sales increased by 4.9% to $18.7 billion in 2025, supported by population and employment growth, as well as rising household disposable income. The strongest gains were observed among health and personal care retailers, up 13.7%, motor vehicle and parts dealers, up 6.1%, and furniture, home furnishings, electronics and appliances retailers, up 4.5%.
- New Brunswick recorded 7,587 housing starts in 2025, a 23.0% increase over 2024 and the highest level ever recorded in the comparable data series dating back to 1955. This growth was driven mainly by a 27.8% rise in multi-unit construction, while single-detached starts posted a more modest increase of 9.0%.

Housing starts, New Brunswick


Single-detached
Multiples
Units
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1955
1962
1969
1976
1983
1990
1997
2004
2011
2018
2025

Source: Canada Mortgage and Housing Corporation

- New Brunswick's rental universe expanded by 14.4% between 2023 and 2025, which helped ease the provincial vacancy rate from 1.5% to 2.9%. From 2024 to 2025, vacancy rates increased in Fredericton, Moncton, and Bathurst, while declines were recorded in Saint John and Edmundston.

- Provincial home sales reached 9,631 units in 2025, a 4.0% increase compared with 2024. This uptick reflected homebuyers' response to lower interest rates, supported by strong supply. The average home sale price rose by 5.4% to reach $347,926 over the same period.

- In 2026, the Department of Finance and Treasury Board anticipates real GDP to increase by 1.0%, as weaker population gains and moderating residential construction limit growth prospects. This compares with an average of 1.2% among private sector forecasters.


Real GDP, New Brunswick, 2026
Annual % change
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Average 1.2
1.6
1.4
1.3
1.2
1.2
1.1
1.0
1.0
0.9
Scotia Bank
CIBC
TD Bank
Royal Bank
BMO
National Bank
N.B. FTB
Signal49
AEC
Source: N.B. Finance and Treasury Board

- New Brunswick's population is projected to increase by 0.3% in 2026, a notable slowdown compared to recent growth. This is driven by expectations of high outflows and limited inflows of non-permanent residents resulting from current federal immigration policies.


Population growth, New Brunswick
Annual % change
0
1
2
3
4
0.9
0.8
0.9
2.3
2.7
3.3
1.3
Forecast
0.3
0.3
0.8
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028-2030
Sources: Statistics Canada Table 17-10-0005-01, N.B. Finance and Treasury Board

- Employment growth is anticipated to slow to 0.6%. Labour force growth will be limited by slow population gains and is expected to be outpaced by job creation, leading to a lower unemployment rate of 6.9%.

- Primary household income is forecasted to increase by 3.7% in 2026. Wages and salaries are projected to see a smaller increase as compared to 2025 due to weakening employment growth and slower wage gains.

- Household consumption expenditure is anticipated to increase by 3.7% in 2026, dampened by slower income gains.

- Investment growth is projected to strengthen in 2026, driven by several major capital projects, including the Saint John pulp mill upgrade and construction of the Brighton Mountain Wind Farm, as well as increased government infrastructure spending. Additional federal capital outlays related to the defense sector are also expected to materialize in 2026.

- Inflation in New Brunswick is expected to reach 2.2% in 2026. Food inflation is expected to accelerate, while shelter price growth is anticipated to ease.

New Brunswick Economic Indicators, Growth rates[1], 2023 to 2030

Economic Accounts*	2023	2024	2025	2026	2027	2028-2030
Gross Domestic Product (GDP)	3.5	4.0	3.6	3.1	3.0	3.2
Household final consumption expenditure	6.0	5.8	4.1	3.1	3.1	3.3
Gross fixed capital formation	3.7	4.2	3.3	4.1	5.6	2.2
GDP (real)	2.0	2.7	1.3	1.0	1.1	1.3
Income*						
Primary household income	7.2	8.6	5.7	3.7	3.4	3.3
Household disposable income	7.8	9.4	5.8	3.8	3.3	3.4
Population and Labour**						
Total population (July 1)	2.7	3.3	1.3	0.3	0.3	0.8
Labour force	2.8	3.5	1.4	0.3	0.4	0.9
Employment	3.5	2.9	1.3	0.6	0.6	0.8
Unemployment rate (%)	6.6	7.0	7.1	6.9	6.7	6.8
Participation rate (%)	60.4	60.6	60.5	60.5	60.6	60.6
Other**						
Retail trade	4.8	3.3	4.9	2.4	2.6	2.9
Consumer Price Index	3.6	2.2	1.7	2.2	2.0	1.9
Housing starts	-2.8	35.7	23.0	-15.4	-11.8	-0.9

[1] Percent change unless otherwise indicated.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, and N.B. FTB *2025–2030 **2026–2030

- New Brunswick's housing resale activity is forecasted to increase in 2026, as recent demographic trends translate to demand for detached housing. While remaining elevated, housing starts are expected to contract in 2026 following a record pace of development in 2025.

- The New Brunswick forestry sector is facing heightened pressures from the U.S.-imposed 45.16% duty on softwood lumber. Lumber prices have remained relatively stable since 2023. In the medium-term, the Saint John pulp mill upgrade project is expected to boost productivity in the sector.

- The fisheries and aquaculture sector is projected to be impacted by lower volumes of certain species. Quotas for snow crab and shrimp are expected to drop, however lobster quotas should be stable. Investments in automation could contribute to improved productivity for the processing side of the sector.

- Trade tensions are expected to be concentrated within the forestry sector, with the scheduled renegotiation of the Canada-U.S.-Mexico Agreement likely to add to uncertainty in the broader economy.
- There is upside potential for economic activity from several major energy-related projects in the coming years. The Sisson Mine project may lead to further growth over the medium to long term.

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of February 27, 2026)							
					% Change		
Indicators	2022	2023	2024	2025	2022-2023	2023-2024	2024-2025
Labour							
Population 15 years and over (x 1,000)	669.0	688.7	710.2	720.8	2.9	3.1	1.5
Labour force (x 1,000)	404.7	415.9	430.3	436.3	2.8	3.5	1.4
Employment (x 1,000)	375.6	388.6	400.0	405.2	3.5	2.9	1.3
Full-time (x 1,000)	322.9	332.7	338.1	345.0	3.0	1.6	2.0
Part-time (x 1,000)	52.7	55.9	61.8	60.1	6.1	10.6	-2.8
Goods-producing sector (x 1,000)	75.8	77.1	81.0	83.9	1.7	5.1	3.6
Services-producing sector (x 1,000)	299.8	311.5	319.0	321.3	3.9	2.4	0.7
Unemployment (x 1,000)	29.1	27.3	30.3	31.1	-6.2	11.0	2.6
Unemployment rate (%)	7.2	6.6	7.0	7.1	...	...	...
Participation rate (%)	60.5	60.4	60.6	60.5	...	...	...
Employment rate (%)	56.1	56.4	56.3	56.2	...	...	...
Average weekly earnings ($)	1,065.35	1,104.08	1,145.33	1,189.19	3.6	3.7	3.8
Wages and salaries ($M)	19,793.4	21,019.9	22,403.9	23,674.3	6.2	6.6	5.7
Employment insurance beneficiaries	43,477	35,798	36,613	37,141	-17.7	2.3	1.4
Consumers							
Retail trade ($M)	16,500.2	17,285.4	17,849.6	18,722.3	4.8	3.3	4.9
New motor vehicle sales (units)	34,571	37,798	44,063	47,450	9.3	16.6	7.7
New motor vehicle sales ($M)	1,700.0	1,989.3	2,381.6	2,502.6	17.0	19.7	5.1
Food services and drinking places ($M)	1,382.3	1,533.1	1,620.5	1,731.0	10.9	5.7	6.8
Consumer Price Index (2002=100)	152.1	157.5	161.0	163.7	3.6	2.2	1.7
Housing							
Housing starts (units)	4,680	4,547	6,169	7,587	-2.8	35.7	23.0
Residential building permits ($M)	1,204.9	1,178.1	1,258.7	1,618.9	-2.2	6.8	28.6
MLS® Residential sales (units)	10,298	8,869	9,261	9,631	-13.9	4.4	4.0
MLS® Residential sales (average price $)	292,999	301,042	330,192	347,926	2.7	9.7	5.4
Business							
Manufacturing sales ($M)	27,109.9	24,100.7	24,653.6	22,948.1	-11.1	2.3	-6.9
International exports ($M)	18,802.3	16,904.0	17,475.0	16,038.2	-10.1	3.4	-8.2
Non-residential building permits ($M)	518.3	618.7	853.0	933.4	19.4	37.9	9.4
Industrial and commercial ($M)	326.0	391.7	578.5	518.9	20.1	47.7	-10.3
Institutional and governmental ($M)	192.3	227.0	274.4	414.5	18.0	20.9	51.1
Wholesale trade ($M)	9,352.2	12,310.0	12,679.4	...	31.6	3.0	...
Farm cash receipts ($M)	1,103.6	1,144.5	1,175.5	1,325.9	3.7	2.7	12.8
Demographics							
Population (July 1)	808,869	831,103	858,293	869,682	2.7	3.3	1.3
Natural increase (July 1-June 30)	-2,832	-2,400	-2,270		...	...	...
Net migration (July 1-June 30)	25,066	29,590	13,659		...	...	...

... Not applicable

MLS® is a registered trademark of the Canadian Real Estate Association

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association